CUSIP No. 78027P109	Page 1 of 23

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 4 TO
SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

ROYAL FINANCIAL, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

78027P109
(CUSIP Number)

Mr. John W. Palmer
PL Capital, LLC
20 East Jefferson Avenue
Suite 22
Naperville, IL 60540
630-848-1340
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 5, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [   ].

CUSIP No. 78027P109	Page 2 of 23

1		NAME OF REPORTING PERSON Financial Edge Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 83,000
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 83,000

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 83,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 78027P109	Page 3 of 23

1		NAME OF REPORTING PERSON Financial Edge—Strategic Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 44,900
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 44,900

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,900
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 78027P109	Page 4 of 23

1		NAME OF REPORTING PERSON Goodbody/PL Capital, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 47,000
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 47,000

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 47,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 78027P109	Page 5 of 23

1		NAME OF REPORTING PERSON PL Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 189,800
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 189,800

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 189,800
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 78027P109	Page 6 of 23

1		NAME OF REPORTING PERSON Goodbody/PL Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 47,000
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 47,000

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 47,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 78027P109	Page 7 of 23

1		NAME OF REPORTING PERSON PL Capital Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 246,800
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 246,800

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 246,800
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.6%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 78027P109	Page 8 of 23

1		NAME OF REPORTING PERSON John W. Palmer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES	7	SOLE VOTING POWER 2,000
BENEFICIALLY OWNED	8	SHARED VOTING POWER 246,800
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 2,000
PERSON WITH:	10	SHARED DISPOSITIVE POWER 246,800

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 248,800
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%
14		TYPE OF REPORTING PERSON IN

CUSIP No. 78027P109	Page 9 of 23

1		NAME OF REPORTING PERSON Richard J. Lashley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES	7	SOLE VOTING POWER 2,000
BENEFICIALLY OWNED	8	SHARED VOTING POWER 246,800
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 2,000
PERSON WITH:	10	SHARED DISPOSITIVE POWER 246,800

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 248,800
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%
14		TYPE OF REPORTING PERSON IN

CUSIP No. 78027P109	Page 10 of 23

1		NAME OF REPORTING PERSON PL Capital Offshore, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 10,000
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 10,000

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14		TYPE OF REPORTING PERSON CO

CUSIP No. 78027P109	Page 11 of 23

1		NAME OF REPORTING PERSON PL Capital/Focused Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 61,900
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 61,900

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 61,900
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 78027P109	Page 12 of 23

Item 1.	Security and Issuer

        The initial Schedule 13D, dated January 24, 2005, was filed with the Securities and Exchange Commission on January 31, 2005 (the “Initial Schedule 13D”). Amendment No. 1 to the Initial Schedule 13D, dated October 7, 2005, was filed with the Securities and Exchange Commission on October 12, 2005. Amendment No. 2 to the Initial Schedule 13D, dated June 25, 2007, was filed with the Securities and Exchange Commission on June 26, 2007 (“Amendment No. 2”). Amendment No. 3 to the Initial Schedule 13D, dated July 31, 2007, was filed with the Securities and Exchange Commission on August 3, 2007 (“Amendment No. 3”). This Amendment No. 4 to the Initial Schedule 13D (this “Amended Schedule 13D”) relates to the common stock, par value $0.01 per share (“Common Stock”), of Royal Financial, Inc. (the “Company” or “Royal Financial”). The address of the principal executive offices of the Company is 9226 South Commercial Avenue, Chicago, Illinois 60617.

Item 2.	Identity and Background

        This Amended Schedule 13D is being filed jointly by the parties identified below. All of the filers of this Amended Schedule 13D are collectively the “PL Capital Group.” The joint filing agreement of the members of the PL Capital Group is attached to Amendment No. 2 as Exhibit 1.

•	Financial Edge Fund, L.P., a Delaware limited partnership (“Financial Edge Fund”);

•	Financial Edge-Strategic Fund, L.P., a Delaware limited partnership (“Financial Edge Strategic”);

•	PL Capital/Focused Fund, L.P., a Delaware limited partnership (“Focused Fund”);

•	PL Capital Offshore, Ltd., a Cayman Islands company (“PL Capital Offshore”);

•	PL Capital, LLC, a Delaware limited liability company and General Partner of Financial Edge Fund, Financial Edge Strategic and Focused Fund (“PL Capital”);

•	PL Capital Advisors, LLC, a Delaware limited liability company (“PL Capital Advisors”), and the investment advisor to PL Capital Offshore, Financial Edge Fund, Financial Edge Strategic, Focused Fund and Goodbody/PL Capital, L.P.;

•	Goodbody/PL Capital, L.P., a Delaware limited partnership (“Goodbody/PL LP”);

•	Goodbody/PL Capital, LLC, a Delaware limited liability company and General Partner of Goodbody/PL LP (“Goodbody/PL LLC”);

CUSIP No. 78027P109	Page 13 of 23

•	John W. Palmer and Richard J. Lashley, as (1) individuals, (2) Managing Members of PL Capital, PL Capital Advisors and Goodbody/PL LLC, and (3) members of the Board of Directors of PL Capital Offshore; and

•	Richard J. Lashley, individually through his Individual Retirement Account (“IRA”).

        (a)-(c)     This statement is filed by Mr. John W. Palmer and Mr. Richard J. Lashley, with respect to the shares of Common Stock beneficially owned by them, as follows:

(1)	shares of Common Stock held in the name of Financial Edge Fund, Financial Edge Strategic, Focused Fund and PL Capital Offshore, in Mr. Palmer’s and Mr. Lashley’s capacity as Managing Members of (A) PL Capital, the General Partner of Financial Edge Fund, Financial Edge Strategic and Focused Fund and (B) PL Capital Advisors, the investment advisor for Financial Edge Fund, Financial Edge Strategic, Focused Fund and PL Capital Offshore. Messrs. Lashley and Palmer are also members of PL Capital Offshore’s Board of Directors;

(2)	shares of Common Stock held in the name of Goodbody/PL LP, in Mr. Palmer’s and Mr. Lashley’s capacity as Managing Members of (A) Goodbody/PL LLC, the General Partner of Goodbody/PL LP and (B) PL Capital Advisors, the investment advisor for Goodbody/PL LP;

(3)	shares of Common Stock held by Mr. Palmer individually; and

(4)	shares of Common Stock held by Mr. Lashley through his IRA.

        The business address of Financial Edge Fund, Financial Edge Strategic, Focused Fund, PL Capital, PL Capital Advisors, Goodbody/PL LP, Goodbody/PL LLC, Mr. Palmer and Mr. Lashley is: c/o PL Capital, 20 East Jefferson Avenue, Suite 22, Naperville, Illinois 60540. Each of Financial Edge Fund, Financial Edge Strategic, Focused Fund, PL Capital, PL Capital Advisors, Goodbody/PL LP and Goodbody/PL LLC are engaged in various interests, including investments.

        The business address of PL Capital Offshore is One Capital Place, P.O. Box 847GT, Grand Cayman, Cayman Islands. PL Capital Offshore is an investment company.

        The business address of Mr. Lashley’s IRA is 2 Trinity Place, Warren New Jersey 07059.

        The principal employment of Messrs. Palmer and Lashley is investment management with each of PL Capital, PL Capital Advisors and Goodbody/PL LLC.

        (d)     During the past five years, no member of the PL Capital Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP No. 78027P109	Page 14 of 23

        (e)     During the past five years, no member of the PL Capital Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

        (f)     Each natural person who is a member of the PL Capital Group is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

        In aggregate, the Group owns 250,800 shares of Common Stock of Royal Financial acquired at an aggregate cost of $3,025,306.

        The amount of funds expended by Financial Edge Fund to acquire the 83,000 shares of Common Stock it holds in its name was $1,000,300. Such funds were provided from Financial Edge Fund’s available capital.

        The amount of funds expended by Financial Edge Strategic to acquire the 44,900 shares of Common Stock it holds in its name was $534,457. Such funds were provided from Financial Edge Strategic’s available capital.

        The amount of funds expended by Focused Fund to acquire the 61,900 shares of Common Stock it holds in its name was $766,845. Such funds were provided from Focused Fund’s available capital.

        The amount of funds expended by PL Capital Offshore to acquire the 10,000 shares of Common Stock it holds in its name was $116,025. Such funds were provided from PL Capital Offshore’s available capital.

        The amount of funds expended by Goodbody/PL LP to acquire the 47,000 shares of Common Stock it holds in its name was $557,493. Such funds were provided from Goodbody/PL LP’s available capital.

        The amount of funds expended by Mr. Palmer to acquire the 2,000 shares of Common Stock he holds in his name was $25,066. Such funds were provided from Mr. Palmer’s personal funds.

        The amount of funds expended by Mr. Lashley in his IRA to acquire the 2,000 shares of Common Stock he holds in his name was $25,120. Such funds were provided from funds in Mr. Lashley’s IRA.

        Any purchases of Common Stock made by members of the PL Capital Group using funds borrowed from Banc of America Securities Corp., if any, were made in margin transactions on that firms’ usual terms and conditions. All or part of the shares of Common Stock owned by members of the PL Capital Group may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities to members of the PL Capital Group. Such loans, if any, generally bear interest at a rate based upon the federal funds rate plus a margin. Such indebtedness, if any, may be refinanced with other banks or broker-dealers. As of the date of this filing no member of the PL Capital Group has margin or other loans outstanding secured by Common Stock.

CUSIP No. 78027P109	Page 15 of 23

Item 4.	Purpose of Transaction

        The PL Capital Group owns 9.7% of the Company, based upon the Company’s aggregate outstanding 2,574,639 shares of Common Stock. PL Capital Group’s intent is to influence the policies of the Company and assert PL Capital’s shareholder’s rights, with a goal of maximizing the value of the Common Stock. In a letter dated July 5, 2007, from PL Capital to the Board of Directors of Royal Financial, PL Capital requested that Royal Financial expand its Board of Directors by one seat and add PL Capital representative John W. Palmer (a copy of this letter is attached to Amendment No. 3 as Exhibit 2). In a letter dated July 27, 2007, from Alan Bird, the Royal Financial Chairman of the Board of Directors, to PL Capital, Royal Financial informed PL Capital that Royal’s Board had declined to add Mr. Palmer to the Board (a copy of this letter is attached to Amendment No. 3 as Exhibit 3). In a letter dated July 31, 2007 (a copy of this letter is attached to Amendment No. 3 as Exhibit 4, along with a related press release attached to Amendment No. 3 as Exhibit 5), from PL Capital to Mr. Bird, PL Capital informed Royal Financial, among other things, that:

•	PL Capital intends to run a proxy contest for board seats in 2008;

•	Mr. Bird should resign immediately as Chairman of the Board of Directors because Mr. Bird is not an independent member of the Board;

•	The current composition of the Board of Directors (five directors, of which two, and arguably three, are not independent) leaves the Board and its individual members open to legal challenges; and

•	The Board of Directors may have violated Royal Financial’s certificate of incorporation and by-laws by suspending Mr. Donald Moll as a director, thereby leaving the Board and its individual members open to legal challenges.

        In a letter dated September 5, 2007, from PL Capital to the Corporate Secretary of Royal Financial, PL Capital requested an opportunity to examine Royal Financial’s stock ledger, current list of the stockholders of Royal Financial and certain minutes and records of Royal Financial for the purposes of communicating with stockholders regarding the upcoming 2007 Annual Meeting and the current management of Royal Financial (a copy of this letter is attached to this Amended Schedule 13D as Exhibit 6).

        Members of the PL Capital Group may make further purchases of shares of Common Stock, although it has no present intention of acquiring more than 9.9% of the Common Stock. Members of the PL Capital Group may dispose of some or all the shares of Common Stock held by them.

        To the extent the actions described herein may be deemed to constitute a “control purpose” with respect to the Securities Exchange Act of 1934, as amended, and the regulations thereunder, the PL Capital Group has such a purpose. Except as noted in this Amended Schedule 13D, no member of the PL Capital Group has any plans or proposals, which relate to, or would result in, any of the matters referred to in paragraphs (b) through (j), inclusive of Item (4) of Schedule 13D. Such individuals may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

CUSIP No. 78027P109	Page 16 of 23

Item 5.	Interest in Securities of the Company

        The percentages used in this Amended Schedule 13D are calculated based upon the number of outstanding shares of Common Stock, 2,574,639, reported as the number of outstanding shares as of April 30, 2007 on the Company’s Form 10-QSB filed May 15, 2007.

        The PL Capital Group’s transactions in the Common Stock within the past 60 days are as follows:

(A)	Financial Edge Fund

(a)-(b)	See cover page.

(c)	Financial Edge Fund has made no purchases or sales of Common Stock in the past 60 days.

(d)	Because Messrs. Palmer and Lashley are the Managing Members of PL Capital, the General Partner of Financial Edge Fund, they have the power to direct the affairs of Financial Edge Fund, including the voting and disposition of shares of Common Stock held in the name of Financial Edge Fund. Mr. Palmer and Mr. Lashley are also the Managing Members of PL Capital Advisors, the investment advisor of Financial Edge Fund. Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and dispositive power with Financial Edge Fund over the shares of Common Stock that Financial Edge Fund holds.

(B)	Financial Edge Strategic

(a)-(b)	See cover page.

(c)	Financial Edge Strategic has made no purchases or sales of Common Stock in the past 60 days.

(d)	Because Messrs. Palmer and Lashley are the Managing Members of PL Capital, the General Partner of Financial Edge Strategic, they have the power to direct the affairs of Financial Edge Strategic, including the voting and disposition of shares of Common Stock held in the name of Financial Edge Strategic. Mr. Palmer and Mr. Lashley are also the Managing Members of PL Capital Advisors, the investment advisor of Financial Edge Strategic. Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and dispositive power with Financial Edge Strategic over the shares of Common Stock that Financial Edge Strategic holds.

CUSIP No. 78027P109	Page 17 of 23

(C)	Focused Fund

(a)-(b)	See cover page.

(c)	Focused Fund has made no purchases or sales of Common Stock in the past 60 days.

(d)	Because Messrs. Palmer and Lashley are the Managing Members of PL Capital, the General Partner of Focused Fund, they have the power to direct the affairs of Focused Fund, including the voting and disposition of shares of Common Stock held in the name of Focused Fund. Mr. Palmer and Mr. Lashley are also the Managing Members of PL Capital Advisors, the investment advisor of Focused Fund. Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and dispositive power with Focused Fund over the shares of Common Stock that Focused Fund holds.

(D)	PL Capital Offshore

(a)-(b)	See cover page.

(c)	PL Capital Offshore has made no purchases or sales of Common Stock in the past 60 days.

(d)	PL Capital Advisors is the investment advisor for PL Capital Offshore. Because Messrs. Palmer and Lashley are the Managing Members of PL Capital Advisors, and members of the Board of Directors of PL Capital Offshore, they have the power to direct the affairs of PL Capital Offshore. Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and dispositive power with PL Capital Offshore over the shares of Common Stock that PL Capital Offshore holds.

(E)	Goodbody/PL LP

(a)-(b)	See cover page.

(c)	Goodbody/PL LP has made no purchases or sales of Common Stock in the past 60 days.

(d)	Goodbody/PL LLC is the General Partner of Goodbody/PL LP. Because Messrs. Palmer and Lashley are the Managing Members of Goodbody/PL LLC, they have the power to direct the affairs of Goodbody/PL LP. Mr. Palmer and Mr. Lashley are also the Managing Members of PL Capital Advisors, the investment advisor of Goodbody/PL LP. Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and dispositive power with Goodbody/PL LLC over the shares of Common Stock held by Goodbody/PL LP.

CUSIP No. 78027P109	Page 18 of 23

(F)	PL Capital

(a)-(b)	See cover page.

(c)	PL Capital has made no purchases or sales of Common Stock directly.

(d)	PL Capital is the General Partner of Financial Edge Fund, Financial Edge Strategic and Focused Fund. Because Messrs. Palmer and Lashley are the Managing Members of PL Capital, they have the power to direct the affairs of PL Capital. Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and dispositive power with PL Capital over the shares of Common Stock held by Financial Edge Fund, Financial Edge Strategic and Focused Fund.

(G)	PL Capital Advisors

(a)-(b)	See cover page.

(c)	PL Capital Advisors has made no purchases or sales of Common Stock directly.

(d)	PL Capital Advisors is the investment advisor to Financial Edge Fund, Financial Edge Strategic, Focused Fund, PL Capital Offshore and Goodbody/PL LP. Because they are the Managing Members of PL Capital Advisors, Mr. Palmer and Mr. Lashley have the power to direct the affairs of PL Capital Advisors. In addition, Mr. Palmer and Mr. Lashley are members of PL Capital Offshore’s Board of Directors. Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and dispositive power with PL Capital Advisors over the shares of Common Stock held by Financial Edge Fund, Financial Edge Strategic, Focused Fund, PL Capital Offshore and Goodbody/PL LP.

(H)	Goodbody/PL LLC

(a)-(b)	See cover page.

(c)	Goodbody/PL LLC has made no purchases or sales of Common Stock directly.

(d)	Goodbody/PL LLC is the General Partner of Goodbody/PL LP. Because Messrs. Palmer and Lashley are the Managing Members of Goodbody/PL LLC, they have the power to direct the affairs of Goodbody/PL LLC. Mr. Palmer and Mr. Lashley are also the Managing Members of PL Capital Advisors, the investment advisor of Goodbody/PL LP. Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and dispositive power with Goodbody/PL LLC over the shares of Common Stock held by Goodbody/PL LP.

CUSIP No. 78027P109	Page 19 of 23

(I)	Mr. John Palmer

(a)-(b)	See cover page.

(c)	Mr. Palmer has made no purchases or sales of Common Stock in the past 60 days.

(J)	Mr. Richard Lashley

(a)-(b)	See cover page.

(c)	Mr. Lashley has made no purchases or sales of Common Stock in the past 60 days.

(K)	Richard Lashley’s IRA

(a)-(b)	See cover page.

(c)	Richard Lashley’s IRA has made no purchases or sales of Common Stock in the past 60 days.

(d)	Mr. Lashley is the sole beneficiary of his IRA and has sole voting and dispositive power with regard to the shares of Common Stock held by the IRA.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

        With respect to Financial Edge Fund, Financial Edge Strategic and Focused Fund, PL Capital is entitled to an allocation of a portion of profits, if any. With respect to Financial Edge Fund, Financial Edge Strategic, Focused Fund and PL Capital Offshore and Goodbody/PL LP, PL Capital Advisors is entitled to a management fee based upon a percentage of total capital. With respect to Goodbody/PL LP, Goodbody/PL LLC is entitled to an allocation of a portion of profits, if any. With respect to PL Capital Offshore, PL Capital Advisors is entitled to a portion of profits, if any. Mr. Lashley is the sole beneficiary of his IRA.

        Other than the foregoing agreements and the Joint Filing Agreement filed as Exhibit 1 to Amendment No. 2, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company.

CUSIP No. 78027P109	Page 20 of 23

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description
1	Joint Filing Agreement.*
2	Letter from PL Capital, LLC to the Board of Directors of Royal Financial, Inc., dated July 5, 2007.*
3	Letter from Chairman of the Board of Directors of Royal Financial, Inc. to PL Capital, LLC, dated July 27, 2007.*
4	Letter from PL Capital, LLC to the Board of Directors of Royal Financial, Inc., dated July 31, 2007.*
5	Press Release dated August 2, 2007.*
6	Letter from PL Capital LLC to Corporate Secretary of Royal Financial, Inc., dated September 5, 2007.

*Previously filed.

CUSIP No. 78027P109	Page 21 of 23

SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 5, 2007

FINANCIAL EDGE FUND, L.P.
By: PL CAPITAL, LLC
General Partner
By: /s/ John W. Palmer	/s/ Richard J. Lashley
John W. Palmer	Richard J. Lashley
Managing Member	Managing Member

FINANCIAL EDGE-STRATEGIC FUND, L.P.
By: PL CAPITAL, LLC
General Partner
By: /s/ John W. Palmer	/s/ Richard J. Lashley
John W. Palmer	Richard J. Lashley
Managing Member	Managing Member

PL CAPITAL/FOCUSED FUND, L.P.
By: PL CAPITAL, LLC
General Partner
By: /s/ John W. Palmer	/s/ Richard J. Lashley
John W. Palmer	Richard J. Lashley
Managing Member	Managing Member

CUSIP No. 78027P109	Page 22 of 23

PL CAPITAL OFFSHORE, LTD.
By: PL CAPITAL ADVISORS, LLC
Investment Advisor
By: /s/ John W. Palmer	/s/ Richard J. Lashley
John W. Palmer	Richard J. Lashley
Managing Member	Managing Member
By: /s/ John W. Palmer	/s/ Richard J. Lashley
John W. Palmer	Richard J. Lashley
Director	Director

GOODBODY/PL CAPITAL, L.P.
By: GOODBODY/PL CAPITAL, LLC
General Partner
By: /s/ John W. Palmer	/s/ Richard J. Lashley
John W. Palmer	Richard J. Lashley
Managing Member	Managing Member

CUSIP No. 78027P109	Page 23 of 23

GOODBODY/PL CAPITAL, LLC
By: /s/ John W. Palmer	/s/ Richard J. Lashley
John W. Palmer	Richard J. Lashley
Managing Member	Managing Member

PL CAPITAL, LLC
By: /s/ John W. Palmer	/s/ Richard J. Lashley
John W. Palmer	Richard J. Lashley
Managing Member	Managing Member

PL CAPITAL ADVISORS, LLC
By: /s/ John W. Palmer	/s/ Richard J. Lashley
John W. Palmer	Richard J. Lashley
Managing Member	Managing Member

By:	/s/ John W. Palmer
John W. Palmer

By:	/s/ Richard J. Lashley
Richard J. Lashley

Mr. John W. Palmer
4216 Richwood Court
Naperville, IL 60564

Via fax and Overnight Mail

September 5, 2007

Mr. Andrew Morua
Corporate Secretary
Royal Financial, Inc.
9226 South Commercial Avenue
Chicago, IL 60617

Re:	Demand for Stock Ledger, Stockholder List, Minutes and Records

Dear Mr. Morua:

        Pursuant to Section 220(b) of the Delaware General Corporation Law, the undersigned hereby demands an opportunity to examine during normal business hours the stock ledger, current list of the stockholders (in alphabetical order, setting forth the name and address of each stockholder and the number of shares registered in the name of each such stockholder, as of the most recent date available), minutes and records of Royal Financial, Inc. (“Royal Financial”), and an opportunity to make copies of or extracts from such documents. I hereby certify to Royal Financial that I am the record holder of 100 shares of common stock of Royal Financial (as evidenced by the attached copy of certificate 0748 dated June 29, 2007). I am also the beneficial holder of 248,800 shares of the common stock of Royal Financial, or 9.7% of the total shares outstanding, as reflected in Amendment No. 3 to Schedule 13D filed by PL Capital, LLC with the Securities and Exchange Commission on August 3, 2007.

        In connection with the foregoing demand, I further demand the opportunity to inspect and copy the following, updated as of the date of this letter, all of which should be in the possession of Royal Financial or one of its agents:

        1.     All daily stock transfer sheets showing changes in the stockholder list referred to in the preceding paragraph which are in or come into the possession of Royal Financial or the transfer agent(s) for the common stock of Royal Financial beginning the day following the date of such list.

        2.     All information in Royal Financial’s possession and/or subject to its direction or control and/or which can be obtained from nominees of any central depository system relating to the breakdown of all brokerage and financial institutions holding shares for their customers in street name and a breakdown of holdings which appear on the corporate stock ledger under the names of any central depository system (e.g., Cede & Co.).

        3.     A list of the names, addresses and securities positions of non-objecting beneficial owners and acquiescing beneficial owners obtained by Royal Financial from brokers and dealers pursuant to the applicable rules promulgated under the Securities Exchange Act of 1934, as amended. If such list is not available as of a recent date, such list should be requested.

        4.     A list of the names and addresses of employee participants in any stock ownership plan (s) of Royal Financial as of the date of the stockholder list.

        5.     The Pershing/DLJ omnibus proxy list.

        6.     The Philadep omnibus proxy list.

        7.     Any other omnibus proxies produced by ADP/Broadwing for client banks or brokers, listing among other things any respondent positions.

        8.     Any omnibus proxy produced by Bank of New York, or any other bank or broker, listing among other things any respondent positions.

        9.     Any record date information provided by ADP/Broadwing relative to shares held for their clients, and the number of holders at each of their client firms holding shares of Royal Financial.

        10.     All minutes or other records of any meeting or any action or discussion at any meeting of the Board of Directors or a committee of the Board of Directors relating in any way to the election of directors at the 2007 Annual Meeting of Stockholders (including, without limitation, any recommendations or communications to or from stockholders regarding director nominations or election of directors).

        I further demand that modifications of, additions to or deletions from, any and all information referenced above subsequent to the date of the stockholder lists referred to above be furnished to me as and when the same becomes available to Royal Financial or its agents or representatives. In the event any or all of the information encompassed by this demand is available in the form of computer tape or other medium suitable for use by computer or word processor, I demand inspection and copying of such computer tape or other medium as well as any program, software, manual or other instructions necessary for the practical use of such information.

        I will bear the reasonable costs incurred by Royal Financial (including those of its transfer agent(s)) in connection with the production of the information with regard to which demand is made herein, including overnight delivery charges.

        The purposes for requesting such inspection and copying are as follows:

        1.     To communicate with stockholders regarding the upcoming 2007 Annual Meeting; and

        2.     For the purpose of communicating with stockholders regarding the current management of Royal Financial.

        Under applicable Delaware law, Royal Financial is required to respond to this request within five business days after receiving this letter. Please advise my counsel, Phillip M. Goldberg of Foley & Lardner LLP, 321 North Clark Street, Chicago, Illinois 60610 (telephone number: 312-832-4549), as to when the items sought will be made available, and in what form.

Very truly yours, /s/ John W. Palmer John W. Palmer

cc:	Mr. Richard J. Lashley Mr. Phillip Goldberg

STATE OF ILLINOIS		)
		)	ss.
COUNTY OF	____________________	)

        John W. Palmer, having been first duly sworn according to law, did depose, swear and say that he is authorized to execute the foregoing Demand for Stock Ledger, Stockholder List, Minutes and Records, and to make the demands, designations, authorizations and representations contained therein, and that the matters contained in the foregoing Demand for Stock Ledger, Stockholder List, Minutes and Records are true and correct.

_____________________________________________ John W. Palmer

Sworn to and subscribed before me by John W. Palmer
  this 5th day of September, 2007.

__________________________________________
Notary Public

My Commission Expires:_______________________